UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               __________________
                                 SCHEDULE 13D/A

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                                General Cable plc
                       ___________________________________
                                (Name of Issuer)

                                 Ordinary Shares
                       ___________________________________
                         (Title of Class of Securities)

                                     0365389
                       ___________________________________
                                 (CUSIP Number)


Robert Lynch, Esq.                                 with copies to:
Managing Director                                  Donald P. Madden, Esq.
Deutsche Bank                                      White & Case
North America Holding Corp.                        1155 Avenue of the Americas
31 West 52nd Street                                New York, NY 10036
New York, NY 10019                                 212-819-8800
212-474-8600
______________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                 April 28, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( )

                                  SCHEDULE 13D

----------------------
 CUSIP No. [03653891
----------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Deutsche Bank AG
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)( )
                                                                         (b)( )
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     ( )
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           Federal Republic of Germany
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON           0
WITH                                ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                              22,124,436
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                              0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                              28,781,915
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         28,781,915
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     ( )
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.9%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           HC, BK, CO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------
 CUSIP No. [0365389]
-----------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Morgan Grenfell Asset Management Limited
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) ( )
                                                                        (b) ( )
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     ( )
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         England and Wales
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                0
WITH                                ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                              21,583,071
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                              0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                              28,240,550
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           28,240,550
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     ( )
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.7%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
           HC, IA
-------- -----------------------------------------------------------------------

Item 1.  Security and Issuer

     The response to this item set forth in the Schedule 13D relating to General Cable plc ("Cable") filed on December 1, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


Item 2.  Identity and Background

     The response to this item set forth in the Schedule 13D relating to Cable filed on December 1, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.

Item 3.  Source and Amount of Funds or Other Consideration

     Morgan Grenfell Investment Management Limited ("MGIM"), Morgan Grenfell Investment Services Limited ("MGIS"), Morgan Grenfell Trust Managers Limited ("MGTM") and Morgan Grenfell International Funds Management Limited ("MGIFM," and together with MGIM, MGIS and MGTM, the "MGAM Managers"), are subsidiaries of Morgan Grenfell Asset Management Limited ("MGAM"). Since the filing of the
Schedule 13D/A relating to Cable on April 22, 1998, the MGAM Managers have sold Ordinary Shares in open market transactions at market prices. Between March 30, 1998 (the prior share aggregation date) and April 22, 1998, the MGAM Managers have participated in transactions in the Ordinary Shares at prices ranging from a high of 1.68 Pounds Sterling to a low of 1.58 Pounds Sterling per Ordinary Share. The MGAM Managers do not hold any American Depositary Shares.

     The purchases and sales were made by the MGAM Managers for investment fund accounts over which they exercise discretion. Accordingly, the source of funds used to effectuate the purchases was client funds held in such accounts.

     Deutsche Gesellschaft fur Fondsverwaltung mbH ("Degef") is a subsidiary of Deutsche Bank AG ("DBAG"). Between March 30, 1998 (the prior share aggregation date) and April 22, 1998, DBAG and Degef have sold Ordinary Shares in open market transactions at market prices. During such period, market prices ranged from a high of 1.69 Pounds Sterling to a low of 1.65 Pounds Sterling. The purchases and sales made by Degef were for mutual funds managed by Degef. The purchases and sales made by DBAG were for DBAG's proprietary accounts. The sources of funds used to effectuate the purchases were, respectively, the mutual fund assets and DBAG's own capital.

Item 4.  Purpose of the Transaction

     The response to this item set forth in the Schedule 13D relating to Cable filed on December 1, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


Item 5.  Interest in Securities of the Issuer

     (a) (i) DBAG may be deemed the beneficial owner of Ordinary Shares as set forth on the applicable cover page.

        (ii) MGAM may be deemed the beneficial owner of Ordinary Shares as set forth on the applicable cover page.

       (iii) None of the persons listed in Schedule A is the beneficial owner of outstanding Ordinary Shares.

     (b) (i) Reference is made to the applicable cover page for each Reporting Person for information concerning the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition.

       (ii) In compliance with Item 5(b), the applicable information required by
Item 2 is provided below for each of the MGAM Managers and Degef with whom DBAG and MGAM may be deemed to share the power to dispose of or direct the disposition of Ordinary Shares and to vote or direct the vote of Ordinary Shares as set forth on the cover pages applicable to DBAG and MGAM.

     MGIM is a subsidiary of MGAM. The principal business of MGIM is as an investment management company. MGIM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London EC2M 1NB, England.

     MGIS is a subsidiary of MGAM. The principal business of MGIS is as an investment management company. MGIS is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London, EC2M 1NB, England.

     MGIFM is a subsidiary of MGAM. The principal business of MGIFM is as an investment management company. MGIFM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London, EC2M 1NB, England.

     MGTM is a subsidiary of MGAM. The principal business of MGTM is as an investment management company. MGTM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London EC2M 1NB, England.

     Degef is a subsidiary of DBAG. The principal business of Degef is as a mutual fund investment company. Degef is organized under the laws of Germany, and its principal place of business is Bockenheimer Landstr. 42, 60323 Frankfurt, Germany.

     During the last five years, none of MGIM, MGIS, MGIFM, MGTM and Degef has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

     (c) (i)  Since  March  30,  1998 (the  aggregation  date for the  preceding
Schedule 13D/A filed on April 22, 1998), DBAG acquired or disposed of beneficial ownership of Ordinary Shares as a result of market transactions carried out by DBAG, the MGAM Managers and Degef. Such purchases are set forth in Schedule B attached hereto.

     (ii) Since March 30, 1998 (the aggregation date for the preceding Schedule 13D/A filed on April 22, 1998), MGAM acquired or disposed of beneficial ownership of Ordinary Shares as a result of market transactions carried out by the MGAM Managers. Such purchases are set forth in Schedule B attached hereto.

     (d) All dividends received on Ordinary Shares described in this Schedule 13D/A and proceeds from the sale thereof are received for (i) the benefit of clients on whose behalf such Ordinary Shares have been acquired or (ii) DBAG's proprietary trading account.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The response to this item set forth in the Schedule 13D relating to Cable filed on December 1, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


Item 7.  Material to be filed as Exhibits:


       Exhibit No.                                   Description
            1                      Consent of Morgan Grenfell Asset Management
                                   Limited

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 1998





                                             DEUTSCHE BANK AG



                                             By: /s/ Dr. Dieter Eisele
                                                _______________________________
                                                Name:   Dr. Dieter Eisele
                                                Title:  Group Head of Compliance



                                             BY: /s/ Rondal Eric Powell
                                                _______________________________
                                                Name:   Rondal Eric Powell
                                                Title:  Vice President

                                                                      SCHEDULE A


I.       DBAG

     Each person named below is a director or executive officer of DBAG, whose principal business is described above in Item 2.


                                                                                  Present Principal
Name and Citizenship             Business Address                              Occupation or Employment

Carl L. von Boehm-Bezing         Deutsche Bank AG                              Member of the Board of Managing
German                           Taunusanlage 12                               Directors, Deutsche Bank AG
                                 60325 Frankfurt
                                 The Federal Republic of Germany

Dr. Rolf-E. Breuer               Deutsche Bank AG                              Member of the Board of Managing
German                           Taunusanlage 12                               Directors, Deutsche Bank AG
                                 60325 Frankfurt
                                 The Federal Republic of Germany

Michael Dobson                   Deutsche Bank AG                              Member of the Board of Managing
United Kingdom                   Taunusanlage 12                               Directors, Deutsche Bank AG
                                 60325 Frankfurt
                                 The Federal Republic of Germany

Dr. Michael Endres               Deutsche Bank AG                              Member of the Board of Managing
German                           Taunusanlage 12                               Directors, Deutsche Bank AG
                                 60325 Frankfurt
                                 The Federal Republic of Germany

Dr. Tessen von Heydebreck        Deutsche Bank AG                              Member of the Board of Managing
German                           Taunusanlage 12                               Directors, Deutsche Bank AG
                                 60325 Frankfurt
                                 The Federal Republic of Germany

Dr. Jurgen Krumnow               Deutsche Bank AG                              Member of the Board of Managing
German                           Taunusanlage 12                               Directors, Deutsche Bank AG
                                 60325 Frankfurt
                                 The Federal Republic of Germany

Georg Krupp                      Deutsche Bank AG                              Member of the Board of Managing
German                           Taunusanlage 12                               Directors, Deutsche Bank AG
                                 60325 Frankfurt
                                 The Federal Republic of Germany

Dr. Ronaldo H. Schmitz           Deutsche Bank AG                              Member of the Board of Managing
German                           Taunusanlage 12                               Directors, Deutsche Bank AG
                                 60325 Frankfurt
                                 The Federal Republic of Germany

Dr. Josef Ackermann              Deutsche Bank AG                              Member of the Board of Managing
Swiss                            Taunusanlage 12                               Directors, Deutsche Bank AG
                                 60325 Frankfurt
                                 The Federal Republic of Germany

Dr. Ulrich Weiss                 Deutsche Bank AG                              Member of the Board of Managing
German                           Taunusanlage 12                               Directors, Deutsche Bank AG
                                 60325 Frankfurt
                                 The Federal Republic of Germany

II.      MGAM

                  Each person named below is a director or executive officer of MGAM, whose principal business is described above in Item 2.

                                                                                  Present Principal
Name and Citizenship             Business Address                              Occupation or Employment


James K. Anderson                Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

David W. Baldt                   Morgan Grenfell Capital                       Member of the Board of Managing
American                         Management Incorporated                       Directors, Morgan Grenfell Asset
                                 1435 Walnut Street                            Management Limited
                                 4th Floor
                                 Philadelphia, PA 19102, USA

Graham D. Bamping                Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Johannes Baratta                 Morgan Grenfell Asset                         Member of the Board of Managing
Austrian                         Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Henry C. Benson                  Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Paul C. Berriman                 Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Colin M. Brown                   Morgan Grenfell Development                   Member of the Board of Managing
British                          Capital Limited                               Directors, Morgan Grenfell Asset
                                 23 Great Winchester Street                    Management Limited
                                 London, England
                                 EC2P 2AX

Timothy F. Brown                 Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Elizabeth B. Bryan               Morgan Grenfell Asset                         Member of the Board of Managing
Australian                       Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Michael Bullock                  Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Mark A. Burgess                  Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Shaun A. Coleman                 Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Simon J. Cooke                   Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Anthony J. Creighton             Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

David T. Cumming                 Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors,
                                 20 Finsbury Circus                            Morgan Grenfell Asset
                                 London, England                               Management Limited
                                 EC2M 1NB

Richard M. Curling               Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Charles Z. Curtis                Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Roger J. Curtis                  Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Susanna F. Davies                Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Michael W.R. Dobson              Deutsche Morgan Grenfell Group Plc            Chairman of the Board of
British                          23 Great Winchester Street                    Managing Directors, Morgan
                                 London, England                               Grenfell Asset
                                 EC2P 2AX                                      Management Limited

Patrick W.W. Disney              Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Ernst L. Drayss                  Deutsche Bank AG                              Member of the Board of Managing
German                           Taunusanlage 12                               Directors, Deutsche Asset
                                 60325 Frankfurt                               Management GmbH
                                 The Federal Republic of Germany

Neil R. Dunford                  Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

William P. Dwerryhouse           Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Nick P. Evans                    Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Greg C. Fisher                   Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

James G. Fox                     Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Charles James Maximilian         Morgan Grenfell Asset                         Member of the Board of Managing
Franklin                         Management Limited                            Directors, Morgan Grenfell Asset
British                          20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Adrian C. Frost                  Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

James C.W. Goulding              Morgan Grenfell Investment                    Member of the Board
British                          Management (Asia) Ltd                         of Managing
                                 20 Raffles Place                              Directors, Morgan
                                 #25-08 Ocean Towers                           Grenfell Asset
                                 Singapore 0104                                Management Limited

David J. Haysey                  Morgan Grenfell Capital                       Member of the Board of Managing
British                          Management Incorporated                       Directors, Morgan Grenfell Asset
                                 1435 Walnut Street                            Management Limited
                                 4th Floor
                                 Philadelphia, PA 19102, USA

David J. Heape                   Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Gerald V. Hough                  Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Neil P. Jenkins                  Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Julian R. Johnston               Morgan Grenfell Asset                         Member of the Board of Managing
American/French                  Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Ian D. Kelson                    Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Peter Lees                       Morgan Grenfell Asset                         Member of the Board
British                          Management Limited                            of Managing
                                 20 Finsbury Circus                            Directors, Morgan
                                 London, England                               Grenfell Asset
                                 EC2M 1NB                                      Management Limited

Jeremy G. Lodwick                Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

The Honourable Charles           Morgan Grenfell Asset                         Member of the Board
Martyn-Hemphill                  Management Limited                            of Managing Directors, Morgan
British                          20 Finsbury Circus                            Grenfell Asset Management Limited
                                 London, England
                                 EC2M 1NB

P. McNaughton                    Morgan Grenfell Asset                         Member of the Board
Irish                            Management (Ireland)                          of Managing Directors, Morgan
                                 Limited                                       Grenfell Asset Management Limited
                                 Georges Dock House
                                 International Financial Centr          e
                                 1 Dublin
                                 Ireland

William G. Michie                Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Herbert K. Michel                Deutsche Bank AG                              Member of the Board of Managing
German                           Taunusanlage 12                               Directors, Deutsche Gesellschaft
                                 60323 Frankfurt                               fur
                                 The Federal Republic of Germany               Fondsverwaltung mbH

James E. Minnick                 Morgan Grenfell Capital                       Member of the Board of Managing
American                         Management Incorporated                       Directors, Morgan Grenfell Asset
                                 885 Third Avenue                              Management Limited
                                 32nd Floor
                                 New York, NY  10022-4802 USA

Stuart W. Mitchell               Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Roger P. Morris                  Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Norman L. Murray                 Morgan Grenfell Asset Management              Member of the Board
British                          Limited                                       of Managing Directors, Morgan
                                 20 Finsbury Circus                            Grenfell Asset Management Limited
                                 London, England
                                 EC2M 1NB

Alan Nesbit                      Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Simon D. Peck                    Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Christopher M. Phillips          Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors,
                                 20 Finsbury Circus                            Morgan Grenfell Asset Management
                                 London, England                               Limited
                                 EC2M 1NB

James A.J. Pulsford              Deutsche Morgan Grenfell                      Member of the Board of Managing
British                          Asset Management (Japan)                      Directors, Morgan Grenfell Asset
                                 Ltd, 19th Floor, Akasaka Park                 Management Limited
                                 Building, 5-2-20 Akasaka,
                                 Minato-Ku, Tokyo 107

Diane Seymour-Williams           Morgan Grenfell Asset Management              Member of the Board of Managing
British                          Limited                                       Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Robert H. Smith                  Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

William G.M. Thomas              Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Simon Treacher                   Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Patrick N.C. Walker              Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Anthony Wilkinson                Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Egerton J. Wood                  Morgan Grenfell Asset                         Member of the Board of Managing
British                          Management Limited                            Directors, Morgan Grenfell Asset
                                 20 Finsbury Circus                            Management Limited
                                 London, England
                                 EC2M 1NB

Hitoshi Yamamoto                 Deutsche Morgan Grenfell                      Member of the Board of Managing
Japanese                         Asset Management (Japan)                      Directors, Morgan Grenfell Asset
                                 Ltd, 19th Floor, Akasaka Park                 Management Limited
                                 Building, 5-2-20 Akasaka,
                                 Minato-Ku, Tokyo 107

                                                                     SCHEDULE B

     Following are the transactions in Ordinary Shares effected in British pounds by the Reporting Persons and their subsidiaries since the prior aggregation date for the Schedule 13D/A filed on April 22, 1998.

Transactions in General cable between 3/31/98 and 04/22/98

OPERATING      TRANSACTION       TRADE        QUANTITY     TRANS        TOTAL
COMPANY           TYPE            DATE        (UNITS)      PRICE        AMOUNT

DEGEF          Sell Long         4/2/98        122700      1.69       206948.02
MGIM           Add Long          4/3/98         62000      1.58           98049
MGIS           Sell Long         4/8/98         35000      1.62         56614.7
MGIFM          Sell Long         4/16/98         6168      1.66        10238.63
DEGEF          Sell Long         4/16/98         5061      1.66         8401.26
MGIFM          Sell Long         4/16/98         6628      1.66        11002.23
MGIFM          Sell Long         4/16/98       117963      1.66       195818.33
MGIFM          Sell Long         4/16/98        46983      1.66        77991.53
MGIFM          Sell Long         4/16/98        15690      1.66        26045.15
MGIFM          Sell Long         4/16/98        43139      1.66        71610.49
MGIFM          Sell Long         4/16/98         8368      1.66        13890.63
MGIM           Sell Long         4/21/98       409126      1.68       687331.43
MGIFM          Sell Long         4/21/98       500178      1.68       840298.79
MGIS           Sell Long         4/21/98        27633      1.65         45594.2
MGIFM          Sell Long         4/21/98        51376      1.68        86311.43
MGIFM          Sell Long         4/21/98        34427      1.66        57158.55
MGIFM          Sell Long         4/21/98       658355      1.66      1093059.97
MGIFM          Sell Long         4/21/98       240763      1.66       399736.15
MGIFM          Sell Long         4/21/98        87566      1.66        145384.7
MGIFM          Sell Long         4/21/98        46696      1.66        77528.65
MGIFM          Sell Long         4/21/98        36993      1.66        61418.86
MGIFM          Sell Long         4/21/98       262213      1.66       435349.37
DBAG           Sell Long         4/22/98       100000      1.65          165000
DEGEF          Sell Long         4/2/98        122700      1.69          207363
DEGEF          Sell Long         4/16/98         5061      1.66         8401.26
DEGEF          Sell Long         4/21/98        28244      1.66        46892.98

                                  EXHIBIT INDEX


Exhibit No.                              Description

    1                               Consent of Morgan Grenfell Asset Management
                                    Limited

                                                                      EXHIBIT 1


                   Consent of Morgan Grenfell Asset Management


     The undersigned agrees that the Schedule 13D1A executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Morgan Grenfell Asset Management Limited pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

Dated:  April 30, 1998


                                      MORGAN GRENFELL ASSET MANAGEMENT
                                        LIMITED



                                      By:  /s/ Andrew Hume
                                          _____________________________________
                                          Name:       Andrew Hume
                                          Title:      Senior Associate Director